EXHIBIT 99.1(5)(a)

Flexible Premium Variable Life Insurance Policy

PACIFIC MUTUAL
LIFE INSURANCE COMPANY

700 Newport Center Drive
Newport Beach, CA 92660

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

 .  Investment Experience
Reflected in Benefits
 .  Adjustable Face Amount
 .  Participating

Form 93-55


READ YOUR POLICY CAREFULLY. This is a legal contract between you, the Owner, and us, Pacific Mutual Life Insurance Company, a mutual company.

We agree to pay the benefits of this policy according to its provisions.

The consideration for this policy is the application for it, a copy of which is attached, and payment of the premiums.

VARIABLE ACCOUNT CASH SURRENDER VALUES MAY INCREASE OR DECREASE DEPENDING UPON VARIABLE ACCOUNT INVESTMENT EXPERIENCE, SUBJECT TO ANY MINIMUM GUARANTEES. THERE IS NO GUARANTEED VARIABLE ACCOUNT CASH SURRENDER VALUE.

THE AMOUNT OR DURATION OF THE DEATH BENEFIT MAY BE VARIABLE OR FIXED DEPENDING UPON VARIABLE ACCOUNT INVESTMENT EXPERIENCE. THE AMOUNT OF THE DEATH BENEFIT WILL NEVER BE LESS THAN THE FACE AMOUNT AS LONG AS YOUR POLICY IS IN FORCE. SEE DEATH BENEFITS OPTIONS PROVISION FOR DETAILS.

POLICY LOAN VALUE IS LESS THAN ONE HUNDRED PERCENT (100%) OF THE POLICY'S CASH SURRENDER VALUE.

Free Look Right - You may return this policy within (1) 10 days after you receive it, (2) 10 days after we mail or deliver a notice of the right to withdrawal, or (3) 45 days after you sign the application, whichever is later. To do so, deliver or mail it to us or our agent. This policy will then be deemed void from the beginning and we will refund the premiums paid.

Signed at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.

TC Sutton                               Audrey L. Milfs
Chairman and Chief Executive Officer    Secretary

POLICY SPECIFICATIONS


BASIC POLICY:    FLEXIBLE PREMIUM
                 VARIABLE LIFE INSURANCE

PREMIUMS:        PLANNED PERIODIC PREMIUM PAYMENT              -      $ 3,000.00
                 GUIDELINE SINGLE PREMIUM                      -      $42,747.06
                 GUIDELINE LEVEL PREMIUM                       -      $ 3,643.22

DEATH BENEFIT QUALIFICATION TEST:
                 GUIDELINE PREMIUM TEST
                 (THIS ELECTION IS IRREVOCABLE FOR THE LIFE OF THE CONTRACT)

ACCOUNT ALLOCATIONS AVAILABLE:

     MONEY MARKET           MULTI-STRATEGY              GROWTH
     MANAGED BOND           INTERNATIONAL               EQUITY INCOME
     HIGH YIELD BOND        GOVERNMENT SECURITIES       EQUITY INDEX
     GROWTH LT              FIXED                       AGGRESSIVE EQUITY
     EMERGING MARKETS

INTEREST ON THE FIXED ACCOUNT IS GUARANTEED TO BE NOT LESS THAN 4.00% ANNUALLY. IN ADDITION, ANY EXCESS INTEREST DECLARED BY US WILL BE GUARANTEED FOR ONE YEAR.

PREMIUM    THERE IS A 25% SALES LOAD ON THE FIRST $9,468.00 OF
LOAD PREMIUM PAID; A 4.00% SALES LOAD ON THE NEXT $22,092.00 OF PREMIUMS PAID; A 2.00% SALES LOAD ON PREMIUMS PAID THEREAFTER; AND A LOAD OF 2.35% FOR PREMIUM TAXES.

ADMINISTRATIVE CHARGE:  $25.00 PER MONTH FOR THE FIRST 12 POLICY
                        MONTHS; AND A MONTHLY CHARGE NOT
                        EXCEEDING $10.00 PER MONTH THEREAFTER.

UNDERWRITING
SURRENDER CHARGE:    $700.00

MORTALITY AND EXPENSE  REFER TO CONTRACT FOR DETAILS
RISK CHARGE RATE:


PAGE 3.0


POLICY NUMBER:  VP9999929-0       OWNER(S):              LELAND STANFORD

POLICY DATE:                           JAN 24, 1996
MATURITY DATE:                         JAN 24, 2056     INSURED: LELAND STANFORD
RISK CLASSIFICATION: MALE/NONSMOKER                       AGE ON POLICY DATE: 40

MONTHLY PAYMENT DATE IS THE 24TH                   INITIAL FACE AMOUNT: $200,000
DAY OF EACH POLICY MONTH.

NOTE: IT IS POSSIBLE THAT COVERAGE WILL EXPIRE PRIOR TO THE MATURITY DATE SHOWN IF THE ACCUMULATED VALUE IS INSUFFICIENT TO PAY THE CHARGES ASSESSED ON A MONTHLY PAYMENT DATE. ACCUMULATED VALUE MAY BE BASED ON THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THE PAYMENT OF INITIAL AND SUBSEQUENT PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE OR THAT THERE WILL BE ACCUMULATED VALUE AT MATURITY.

Policy Number VP9999929-0

POLICY SPECIFICATIONS
--------------------------------------------------------------------------------
SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE
--------------------------------------------------------------------------------

93-55            :     BASIC COVERAGE
                         FACT AMOUNT:                      $200,000
                         AGE AT ISSUE:                     40
                         COVERAGE CEASE DATE:              JAN 24, 2056
                         RISK CLASSIFICATION:              MALE NONSMOKER


PERSON COVERED:  LELAND STANFORD
--------------------------------------------------------------------------------

Policy Number VP9999929-0

POLICY SPECIFICATIONS

TABLE OF INSURANCE CHARGES

GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATES PER $1.00 OF COVERAGE APPLICABLE TO BASIC POLICY COVERING LELAND STANFORD.

            MONTHLY     MONTHLY    MONTHLY            MONTHLY
AGE           RATE        AGE        RATE      AGE      RATE      AGE      RATE

    0      0.00034900        25   0.00014762    50   0.00056089    75   0.00551331
    1      0.00008921        26   0.00014428    51   0.00091038    76   0.00607653
    2      0.00008254        27   0.00014261    52   0.00066577    77   0.00666569
    3      0.00008170        28   0.00014178    53   0.00072875    78   0.00727588
    4      0.00007920        29   0.00014261    54   0.00080018    79   0.0079237
    5      0.00007503        30   0.00014428    55   0.00087672    80   0.00863521
    6      0.00007169        31   0.00014845    56   0.00096005    81   0.00943078
    7      0.00006669        32   0.00015263    57   0.00104684    82   0.01033895
    8      0.00006336        33   0.00016682    58   0.00113962    83   0.01137350
    9      0.00006169        34   0.00017600    59   0.00123925    84   0.01251384
  10       0.00006085        35   0.00018686    60   0.00134998    85   0.01373773
  11       0.00006419        36   0.00020022    61   0.00147355    86   0.01502185
  12       0.00007086        37   0.00021525    62   0.00161341    87   0.01635661
  13       0.00008254        38   0.00023280    63   0.00177217    88   0.01773798
  14       0.00009588        39   0.00025202    64   0.00194908    89   0.01917199
  15       0.00011090        40   0.00027458    65   0.00214342    90   0.02067765
  16       0.00012592        41   0.00029715    66   0.00235100    91   0.02228714
  17       0.00013927        42   0.00032307    67   0.00257276    92   0.02406347
  18       0.00014845        43   0.00034984    68   0.00280882    93   0.02611993
  19       0.00015513        44   0.00037996    69   0.00306532    94   0.02881300
  20       0.00015847        45   0.00041093    70   0.00335367    95   0.03281758
  21       0.00015931        46   0.00041093    71   0.00368199    96   0.03964294
  22       0.00015764        47   0.00044442    72   0.00406029    97   0.05306605
  23       0.00015513        48   0.00047960    73   0.00449620    98   0.08333333
  24       0.00015179        49   0.00051898    74   0.00498352    99   0.08333333

DEFINITIONS

PM, WE, OUR, and US - refers to Pacific Mutual Life Insurance Company.

MONTHLY PAYMENT DATE - is the day each month on which certain policy charges are deducted from the Accumulated Value. This day is shown on page 3. The first monthly payment date is the Policy Date.

HOME OFFICE - means PM's Variable Products and Annuities Administration Department located at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92658-7500.

YOU, YOUR or OWNER - refers to the owner of this policy.

POLICY DATE - is shown on page 3. Policy months, years and anniversaries are measured from this date.

FREE LOOK TRANSFER DATE - The date which is the later of 15 days after the policy is issued or 45 days after the application is signed.

AGE - means age nearest birthday as of the Policy Date, increased by the number of complete policy years elapsed.

EVIDENCE OF INSURABILITY - is information, including medical information, satisfactory to us that is used to determine insurability and the insured's class of risk.

DEBT - means all unpaid policy loans plus accrued interest on such loans.

WRITTEN REQUEST - is a request in writing satisfactory to PM and filed at its Home Office.

MATURITY DATE - is the policy anniversary nearest the insured's 100th birthday, unless extended at your written request to a date you choose. If the maturity date is extended past age 100, reserves, cost of insurance rates and any other calculations, depending upon attained age, will be based on age 99.

SEPARATE ACCOUNT - refers to the Pacific Select Exec Separate Account which is a separate account of PM that consists of subaccounts which may be referred to as Mutual Fund Variable Accounts. Each Mutual Fund Variable Account may invest its assets in a separate class of shares of a designated investment company or companies.

VARIABLE ACCOUNT - A separate account of PM or a subaccount of a PM separate account in which assets of PM are segregated from its assets in PM's general account and other separate accounts and to which premiums and Accumulated Value under this policy may be allocated for variable accumulation.

OWNER  AND BENEFICIARY

OWNER - The Owner of this policy is as shown on the Policy Specifications pages or in a later written change. If there are two or more owners, they will own this policy as joint tenants with right of survivorship, unless otherwise stated.

ASSIGNMENT - Subject to our approval, you may assign this policy by written request. An assignment will take place only when recorded at our Home Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights created by the assignment will be subject to any payments made or actions taken by PM before the change is recorded. PM will not be responsible for the validity of any assignment.

BENEFICIARY - The beneficiary is named by you in the application to receive the death benefit proceeds. The interest of any beneficiary will be subject to any assignment.

You may make a change of beneficiary by written request on forms provided by PM while the insured is living. The change will take place as of the date the request is signed. Any rights created by the change will be subject to any payments made or actions taken by PM before the written request is received. You may designate a permanent beneficiary whose rights under the policy cannot be changed without his or her consent.

The interest of a beneficiary who does not survive to receive payment will pass to the surviving beneficiaries in proportion to their share in the proceeds, unless otherwise provided. If no beneficiaries survive to receive payment, the death benefit proceeds will pass to the owner, or the owner's estate if the owner does not survive to receive payment.

PREMIUMS

PREMIUMS - This policy will not be in force before the initial premium is paid. No premium may be less than $50. Premiums may be paid at any time prior to the maturity date, subject to the premium limitations shown on the following page. Premiums are payable either at our Home Office or to an agent of PM. On written request a premium receipt signed by an officer of PM will be given after payment.

PREMIUM ALLOCATION - The initial premium, less the Premium Load, will be allocated to the Money Market Variable Account on the date it is received and accepted by us. On the Free Look Transfer Date, the Accumulated Value in the Money Market Variable Account will be allocated to the Fixed and Variable Accounts according to the premium allocation specified in the application or your more recent instructions received by us, if any.

Any additional premiums received by us prior to such date, less the Premium Load, will be allocated to the Money Market Variable Account.

Upon written request, you may change the premium allocation. Subsequent premiums received by us, less the Premium Load, will be allocated to the Fixed and Variable Accounts according to your most recent instructions, subject to the Allocation Limitations provision.

PREMIUM LIMITATION - We reserve the right to require evidence of insurability, satisfactory to us, for any premium payment that would result in an immediate increase in the difference between the death benefit and the Accumulated Value.

The following applies only if the Guideline Premium Test has been elected as the Death Benefit Qualification method.

In order for this policy to be treated as life insurance under the Internal Revenue Code, the sum of the premiums paid less a portion of any Withdrawals as defined in the Internal Revenue Code may not exceed the greater of:

- the Guideline Single Premium; or

- the sum of the Guideline Level Premiums to the date of payment.

The amounts of the Guideline Premiums are shown in the Policy Specifications pages. The Guideline Premiums will change whenever there is a change in the face amount of insurance or in other policy benefits. Such Guideline Premium change will be shown in the supplemental schedule of benefits and premiums.

The Guideline premiums are determined according to the rules applicable to this policy set forth in the Internal Revenue Code. The Guideline Premiums will be adjusted to conform to any changes in the Internal Revenue Code.

In the event that a premium payment would exceed these limits, we reserve the right to refund the excess payment to the owner. Further, we reserve the right to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance under the Internal Revenue Code.

ALLOCATION LIMITATIONS - The Accumulated Value may be allocated to no more than five of the Fixed and Variable Accounts. If we receive a premium or loan repayment and your most recent allocation instructions would violate this requirement, we will allocate the premium, less the Premium Load, or loan repayment to the Fixed and Variable Account in the same proportion as the Accumulated Value in these Accounts.

GRACE PERIOD AND LAPSE - If the Accumulated Value less debt on a monthly payment date is not sufficient to cover the current monthly deduction, a grace period of 61 days will be allowed for the payment of sufficient premium to keep your policy in force.

We will send a notice at the start of the grace period to you at your last known address and to any assignee of record. The grace period will end 61 days after we mail you the notice. The notice will state the due date and the amount of premium required to keep your policy in force. A minimum of three times the monthly deduction due when the insufficiency occurred must be paid. Upon receipt of payment, we will allocate the premium payment, less the Premium Load, to the Variable Accounts and Fixed Account according to your most recent premium allocation instructions subject to the

Allocation Limitations provision. Your Policy will remain in force during the grace period. If sufficient premium is not paid by the end of the grace period, a lapse will occur. We will send you and any assignee of record, a written notice 30 days prior to lapse. Upon lapse, the policy will terminate with no value. If the policy lapses within 2 years after issuance of the policy, we will send you a refund of the Net Cash Surrender Value less any monthly deductions due as of the beginning of the grace period and any Sales Load Refund due.

REINSTATEMENT - If it has not been surrendered, this policy may be reinstated not more than five years after the end of the grace period. To reinstate this policy you must provide us with:

- written application;

- evidence of insurability satisfactory to us;

- payment of sufficient premium to cover all monthly deductions that were due and unpaid during the grace period; plus

- payment of sufficient premium to keep the policy in force for three months after the date of reinstatement; plus

- payment of any sales load refunded when the lapse occurred.

When this policy is reinstated, the Accumulated Value will be equal to the Accumulated Value on the date of lapse subject to the following. We will allocate the Accumulated Value and your premium payment, less the Premium Load, to the Variable Accounts and Fixed Account according to your most recent premium allocation instructions subject to the Allocation Limitations provision.

If the policy is reinstated after the first monthly payment date following lapse, the Accumulated Value will be reduced by the amount of any debt on the date of lapse and no policy debt will exist on the date of reinstatement. If the policy is reinstated on the first monthly payment date following lapse, any debt on the date of lapse will also be reinstated, with the corresponding portion of the Accumulated Value allocated to the Loan Account as described in the Policy Loans provision.

The effective date of the reinstated policy will be the first monthly payment date on or following the date we approve your reinstatement application.

POLICY BENEFITS

DEATH BENEFIT QUALIFICATION - The owner elects the method for Death Benefit Qualification in the application. Once elected, this method MAY NOT be changed for the life of the contract. The owner must choose one of the following methods:

1. CASH VALUE ACCUMULATION TEST - The death benefit will be the greater of the face amount or the amount required for this policy to be deemed "life insurance" according to the Internal Revenue Code. Such required amount will be determined based on the Accumulated Value and the

Cash Value Accumulation Test defined in Internal Revenue Code Section 7702(b).

2. GUIDELINE PREMIUM TEST - The death benefit will be determined as described below under the Guideline Premium Test Death Benefit Options and the Guideline Minimum Death Benefit provisions.

GUIDELINE PREMIUM TEST DEATH BENEFIT OPTIONS - The death benefit for this policy will be one of the following if the Guideline Premium Test has been elected.

OPTION A - The death benefit is the greater of:

- the face amount; or

- the Guideline Minimum Death Benefit.

OPTION B - The death benefit is the greater of:

- the face amount plus the Accumulated Value on the date of death; or

- the Guideline Minimum Death Benefit.

The owner elects the Death Benefit Option in the application. If no option is elected, Option A is the automatic option. After the fifth policy year, the option may be changed on written request. After any such change, the face amount will be that amount which results in the death benefit after the change being equal to the death benefit before the change. The change will be effective on the monthly payment date on or next following the day the written request is received by us at our home office. The Death Benefit Option may not be changed more than once in any policy year.

THE GUIDELINE MINIMUM DEATH BENEFIT at any time is the Accumulated Value multiplied by the Death Benefit Percentage shown below:

          Death Benefit            Death Benefit
Age         Percentage      Age      Percentage

0-40                250%      60             130%
  41                243       61             128
  42                236       62             126
  43                229       63             124
  44                222       64             122
  45                215       65             120
  46                209       66             119
  47                203       67             118
  48                197       68             117
  49                191       69             116
  50                185       70             115


  51                178       71             113
  52                171       72             111
  53                164       73             109
  54                157       74             107
  55                150    75-90             105
  56                146       91             104
  57                142       92             103
  58                138       93             102
                         greater
  59                134  than 93             101

PM reserves the right to reduce the Guideline Minimum Death Benefit by requiring Partial Withdrawals be made in order to maintain the net amount at risk at a level that will not exceed three times the Death Benefit on the Policy Date.
The net amount at risk is the difference between the Death Benefit and the Accumulated Value.

PM reserves the right to increase the death benefit if required for this policy to be deemed "life insurance" according to the Internal Revenue Code.

DEATH BENEFIT PROCEEDS - The actual amount payable to the beneficiary if the insured dies while your policy is in force is called the death benefit proceeds. The death benefit proceeds are equal to the death benefit provided by your policy, as of the date of death, less any debt and less any due and unpaid monthly deductions occurring during a grace period and any Sales Load Refund paid.

We will pay the death benefit proceeds to the beneficiary after we receive, at our Home Office, proof of the insured's death satisfactory to us and such other information as we may reasonably require. The actual death benefit proceeds paid are subject to the conditions and adjustments defined in other policy provisions, such as General Provisions, Withdrawals and Policy Loans.

CHANGE PROVISION - Subject to PM's approval, the owner may decrease the face amount of insurance if such request is made:

- during the lifetime of the insured;

- after the fifth policy year;

- no more often than once in any policy year; and

- in writing while this policy is in force.

The effective date of the decreased face amount will be the first monthly payment date on or following the date the written request is received by us.

A supplemental schedule of benefits and premiums will be issued. This schedule will include the following information:

- the effective date of the decreased face amount;

- the amount of the decrease and the decreased face amount; and

- the new Guideline Premiums.

If the Guideline Premium Test has been elected as the Death Benefit Qualification method, the request for a decrease in the face amount will be subject to the Guideline Premiums Limitation as defined in the Internal Revenue Code. This may result in a refund of premiums and/or the distribution of Accumulated Value in order to maintain compliance with such limitations. Such request will not be allowed if the resulting Guideline Premiums could cause an amount in excess of the Net Cash Surrender Value to be distributed from the policy. The face amount of this policy may not be decreased to less than our minimum issue limit in effect on the date of the request.

ACCUMULATED VALUE

ACCUMULATED VALUE - The Accumulated Value on any date is the sum of your policy's Accumulated Value in the Fixed and Variable Accounts, plus the amount set aside in the Loan Account to secure any policy debt and any interest credited thereon.

The amount set aside to secure debt in the Loan Account on each policy anniversary is equal to the amount of debt. During each policy year, the amount in the Loan Account on any date is:

- the amount in the Loan Account on the prior anniversary increased by interest;

- plus any loan taken since the prior anniversary increased by interest; and

- minus any loan amount repaid since the prior anniversary increased by interest.

FIXED ACCOUNT - The Accumulated Value in the Fixed Account on any date is:

- the Accumulated Value in the Fixed Account on the prior monthly payment date increased by interest;

- plus the amount of any premiums less Premium Load received and allocated to the Fixed Account since the last monthly payment date, increased by interest;

- minus the monthly deduction and other deductions due, if any, and assessed against the Fixed Account increased by interest:

- minus the amount of any Withdrawals, or transfers from the Fixed Account, including transfers to the Loan Account, since the last monthly payment date, increased by interest; and

- plus the amount of any transfer to the Fixed Account, including transfers from the Loan Account, since the last monthly payment date, increased by interest.

VARIABLE ACCOUNTS - Assets in the Variable Accounts are divided into Accumulation units, which are a measure of value used for bookkeeping purposes. We credit your policy with Accumulation units in each Variable Account as a result of:

- the amount of any premiums less Premium Load received and allocated to the Variable Account; and

- transfers of Accumulated Value to the Variable Account, including transfers to the Loan Account;

We debit Accumulation units in each Variable Account as a result of:

- transfers from the Variable Account, including transfers to the Loan Account;

- surrenders and Withdrawals from the Variable Account; and

- the monthly deduction and other deductions due, if any, and assessed against the Variable Account.

To determine the number of Accumulation units debited or credited in connection with a transaction, we divide the dollar amount of the transaction by the unit value of the affected Variable Account.

The unit value of each Variable Account is determined on each Valuation Date. The number of units in each Variable Account will not change because of subsequent changes in unit value.

The Accumulation unit value of each Variable Account initially was $10. To calculate the unit value of a Variable Account on any Valuation Date, we adjust the unit value from the previous Valuation Date, for:

- the investment performance of the Variable Account;

- any dividends or distributions paid to the Variable Account;

- charges, if any, that may be assessed by us for income taxes attributable to the operation of the Variable Account.

A Valuation Date is each day required by applicable law and currently includes each day that both the New York Stock Exchange is open for trading and Pacific Mutual's administrative offices are open.

To determine your Accumulated Value in each Variable Account, we multiply the number of units in the Variable Account by the unit value of such account.

INTEREST - We will credit interest on the Accumulated Value in the Fixed Account at a rate not less than .32737% per month, compounded monthly. This is equivalent to an annual effective rate of 4%. At our discretion, we may credit a higher rate of interest from time to time. We will credit interest on the amount in the Loan Account at a rate of .32737% per month, compounded monthly.

This is equivalent to an annual effective rate of 4%.

On each policy anniversary, any interest earned and held in the Loan Account will be transferred to the Fixed and Variable Accounts in accordance with your most recent premium allocation instructions, subject to the Allocation Limitation provision.

TRANSFERS - On and after the Free Look Transfer Date and while your policy is in force, you may, upon written request, transfer your Accumulated Value, or a part of it, among the Fixed and Variable Accounts subject to the following. No transfer may be made if the policy is in a grace period and the required premium has not been paid. Only one transfer from the Fixed Account may be made in any twelve month period.

If the Accumulated Value in the Fixed Account is at least $1000, transfers from the Fixed Account will be limited to 20% of the Accumulated Value in the Fixed Account. Transfers from the Variable Accounts to the Fixed Account may be made only during the policy month preceding each policy anniversary. After each transfer, the Accumulated Value may be allocated to no more than five of the Fixed and Variable Accounts.

No charges are currently imposed upon a transfer. We reserve the right at a future date to limit the size of transfers and remaining balances, to assess transfer charges and to limit the number and frequency of transfers.

POLICY CHANGES

MONTHLY DEDUCTION - A Monthly Deduction for a policy month is due on each monthly payment date and is equal to the sum of the following items:

- the monthly Cost of Insurance Charge;

- the Administrative Charge, if any;

- the Mortality and Expense Risk Charge; and

- the monthly charge of any rider benefits.

The Monthly Deduction will be charged proportionately to the Accumulated Value in each Variable Account and the Fixed Account on the monthly payment date.

COST OF INSURANCE CHARGE - Beginning on the policy date and monthly thereafter, there will be a charge equal to the Cost of Insurance applicable to the policy face amount.

The monthly Cost of Insurance Charge for the death benefit payable under this policy, is (1) multiplied by the result of (2) minus (3), where:

- (1) is the applicable monthly Cost of Insurance Rate;

- (2) is the death benefit at the beginning of the policy month divided by 1.004074; and

- (3) is the Accumulated Value at the beginning of the policy month before the Monthly Deduction due, including any interest credited to the Loan Account.

COST OF INSURANCE RATES - The Cost of Insurance Rates are based on the insured's age, gender, risk classification, and the policy duration. The current monthly Cost of Insurance Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown on the Policy Specifications pages. Any changes in the Cost of Insurance Rates will apply uniformly to all members of the same class.

MORTALITY AND EXPENSE RISK CHARGE - Beginning on the policy date and monthly thereafter, there will be a charge equal to .000625 (.75% annually) in the first 10 policy years; .000208333 (.25% annually) in the next 10 policy years; and .00 (0% annually) thereafter, multiplied by the Accumulated Value in the Variable and Fixed Accounts at the beginning of the policy month less the Cost of Insurance Charge and less the monthly charge for rider benefits, if any. The Mortality and Expense Risk Charge is to compensate us for the risk we assume that mortality and expenses will be greater than estimated.

ADMINISTRATIVE CHARGE - Beginning on the policy date and monthly thereafter, there will be an Administrative Charge against the Accumulated Value. The amount of this charge, will not exceed the amount shown on the Policy Specifications pages.

We will waive the Administrative Charges for all years of any additional policies issued under Form 93-55, if purchased by you on the life of the insured under this policy. However, we will deduct a charge of $100 from the initial premium of any such additional policies.

PREMIUM LOAD - A Premium Load will be charged each time a premium is paid to cover premium tax and our sales and distribution expenses. The Premium Load consists of the following:

- a sales load which varies by the level of the premium paid for this policy, including any rider benefits. The sales loads are shown in the Policy Specifications pages. The sales loads shown apply to the policy, including any rider benefits; and

- a charge of 2.35% for premium taxes.

The Premium Load associated with each premium will be immediately deducted from the premium paid.

We reserve the right to increase the Premium Load with respect to the load for premium taxes. We will only increase the Premium Load if the effective premium tax paid by us increases.

SURRENDER CHARGE - A surrender charge will be deducted from the Accumulated Value upon surrender of the policy. The surrender charge is needed to help pay for underwriting and policy issue costs. The surrender charge is equal to the Underwriting Surrender Charge shown on the Policy

Specifications pages. It remains level for the first five policy years and then decreases by 1.666% per month to zero at the 120th month.

The surrender charge is based on the initial Face Amount and does not vary if the Face Amount is changed.

WITHDRAWAL FEE - A withdrawal fee of $25 will be deducted from the Accumulated Value each time a Partial Withdrawal occurs. The withdrawal fee will be deducted from the Fixed Account and Variable Accounts in the same proportion as the Partial Withdrawal.

OTHER DEDUCTIONS - We reserve the right to make a charge for federal, state or local taxes that may be attributable to the Variable Accounts or to our operations with respect to this policy if we incur any such taxes.

MATURITY, SURRENDER AND WITHDRAWAL OF VALUES

MATURITY - If the insured is living on the maturity date, this policy will then terminate. We will pay to you the Net Cash Surrender Value as a final settlement.

SURRENDER - Upon written request while the insured is living you may surrender this policy for its Net Cash Surrender Value and any Sales Load Refund. The policy will terminate on the date the request is received.

SALES LOAD REFUND - If the Policy is surrendered or lapse occurs during the first two years from issuance of the policy, a portion of the Sales Load charged as described in the Premium Load provision may be refunded. The amount of this refund varies based on the amount of premium actually paid in the first two years from issuance of the policy. We will let you know the amount of this refund upon written request.

NET CASH SURRENDER VALUE - The Net Cash Surrender Value is the Cash Surrender Value less any policy debt.

CASH SURRENDER VALUE - The Cash Surrender Value is the Accumulated Value less any surrender charge.

WITHDRAWALS - Withdrawals of the Net Cash Surrender Value may be taken as follows:

Upon written request on or after the first policy anniversary while the insured is living, you may withdraw a portion of the Net Cash Surrender Value of this policy as a Partial Withdrawal. A Partial Withdrawal may cause a decrease in the face amount under the Cash Value Accumulation Test or under the Guideline Premium Test when the Death Benefit Option is A. The face amount will be reduced by the excess, if any, of the face amount over the result of (a) minus
(b) where:

- (a) is the death benefit immediately prior to the Partial Withdrawal; and

- (b) is the amount of the Partial Withdrawal.

Partial Withdrawals will be subject to the following conditions: The amount of each withdrawal must be at least $500 and the Net Cash Surrender Value remaining after each withdrawal must be at least $500. Also, if there is any policy debt at the time of each withdrawal, the amount of the withdrawal is limited to the excess, if any, of the Cash Surrender Value immediately prior to the withdrawal over the result of the debt divided by 90%.

The amount of each withdrawal will be allocated proportionately to the accumulated Value in the Fixed and Variable Accounts unless otherwise requested by you. If the insured dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking the withdrawal into account.

INCOME BENEFITS

INCOME BENEFITS - Maturity, surrender or withdrawal benefits may be used to buy a lifetime monthly income. Death benefits may be used to buy a monthly income for the lifetime of the beneficiary. The monthly income will be payable for at least ten years. The purchase rates for the monthly income will be set from time to time. However, the income bought by each $1,000 will always be at least as large as that shown below.

Age      Monthly Income   Age   Monthly Income

30                $3.76    54            $4.73
32                $3.81    56            $4.87
34                $3.86    58            $5.04
36                $3.91    60            $5.22
38                $3.97    62            $5.42
40                $4.03    64            $5.65
42                $4.10    66            $5.91
44                $4.18    68            $6.19
46                $4.27    70            $6.50
48                $4.37    72            $6.85
50                $4.48    74            $7.22
52                $4.59    75            $7.41

Monthly income amounts for ages not shown are halfway between the two amounts for the nearest two ages which are shown.

Guaranteed amounts for ages under 30 are the same as those for age 30; guaranteed amounts for ages over 75 are the same as those for age 75. Amounts shown are based on the 1983 Table a with interest at 4%.

This benefit is not available if the income would be less than $25 a month. We may require evidence of survival for incomes which last more than ten years.

OTHER OPTIONS - Maturity, surrender, withdrawal or death benefits may be applied under any other payment plans that we make available at that time.

POLICY LOANS

POLICY LOANS - You may obtain loans by written request while this policy is in force on the sole security of the amount in the Loan Account for this policy.

AMOUNT AVAILABLE - The amount available for a loan is equal to 100% of the Accumulated Value in the Fixed Account plus 90% of the Accumulated Value in the Variable Accounts, less any surrender charges that would be imposed if the policy were surrendered on the date the loan is taken. The amount of a loan must be at least $500.

LOAN INTEREST - Interest will accrue daily and is payable in arrears at the annual rate of

- 4.75% for years one through ten; and

- 4.25% for years eleven and after.

Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.

LOAN ACCOUNT - When a loan is taken, an amount equal to the loan is transferred out of the Accumulated Value in the Fixed and Variable Accounts into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Variable Accounts and the Fixed Account on a proportionate basis, up to the amount available. We will credit interest monthly on amounts in the Loan Account at a rate equivalent to an annual effective rate of 4%.

On each policy anniversary, if the amount in the Loan Account exceeds policy debt, the excess will be transferred from the Loan Account to the Fixed and Variable Accounts according to your most recent instructions. If policy debt exceeds the amount in the Loan Account, an amount equal to such excess will be transferred from the Fixed and Variable Accounts on a proportionate basis to the Loan Account.

REPAYMENT - Loans may be repaid at any time prior to lapse of this policy. An amount equal to the portion of any loan repaid, but not more than the amount in the Loan Account, will be transferred from the Loan Account to the Fixed and Variable Accounts according to your most recent instructions, subject to the Allocation Limitations provision.

Any payment we receive from you while you have a loan will be first considered a loan repayment, unless you tell us in writing it is a premium payment.

GENERAL PROVISIONS

ENTIRE CONTRACT - This policy is a contract between owner and PM.

This policy, the attached copy of the initial application, any applications for reinstatement, all subsequent applications to change the policy, any endorsements or riders, and all additional policy information sections added to this policy are the entire contract.

Only an authorized officer is permitted to change this contract or extend the time for paying premiums.

All statements in the application shall, in the absence of fraud, be deemed representations and not warranties. PM will not use any statement to contest this policy or defend a claim on grounds of misrepresentation unless the statement is in the application.

INCONTESTABILITY - Except for failure to pay premiums, this policy cannot be contested after the expiration of the following time period:

- The initial face amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy date.

PARTICIPATING - This policy is participating and will share in the surplus earnings of PM. However, the current dividend scale is zero and it is not expected that dividends will be paid. Any dividends that do become payable will be paid in cash.

JUVENILE INSURED - If an insured's age on the policy date is less than 20, the insured will be notified at least 60 days prior to attainment of age 20 of the option to apply for "Nonsmoker" risk status.

This option must be requested in writing and accompanied by satisfactory evidence of nonsmoking.

SUICIDE EXCLUSION - If the insured dies by suicide, while sane or insane, within two years of the policy date, no death benefit proceeds will be paid. Instead, we will return the sum of the premiums paid, less the sum of any debt, any withdrawal amounts, and any dividends paid by us in cash.

MISSTATEMENT - If the insured's age or sex is misstated in the application, the amount of the death benefit shall be the greater of that which would be purchased by the most recent Cost of Insurance Charge at the correct age and sex, or the Guideline Minimum Death Benefit for the correct age and sex.

If the insured's age or sex is misstated in the application, the Accumulated Value will be modified by recalculating all prior Cost of Insurance charges and other monthly deductions based on the correct age and sex.

If unisex Cost of Insurance Rates apply, no adjustment will be made for a misstatement of sex.

REPORTS - A report will be mailed to you at the end or each policy quarter to your last known address. This report will include the following information for the policy quarter:

- the Accumulated Value;

- the Cash Surrender Value;

- the current death benefit;

- transactions that occurred during the policy quarter;

- existing debt;

- changes in the Guideline Premiums;

- surrender charges; and

- any information required by law.

In addition to the above reports, a semi-annual and an annual report will also be mailed to you. These reports will contain financial statements for the Separate Account and the designated investment company or companies in which the Separate Account invests, the latter of which will include a list of the portfolio securities of the investment company, as required by the Investment Company Act of 1940. We will also send any other reports as required by federal securities law.

POLICY ILLUSTRATIONS - Upon request we will give you an illustration of the future benefits under this policy based upon both guaranteed and current cost factor assumptions. However, if you ask us to do this more than once in any policy year, we reserve the right to charge you a fee for this service.

BASIS OF VALUES - A detailed statement showing how values are determined has been filed with the state insurance department. All values are at least equal to the minimums required by the law in the state in which this policy is delivered, based on the Commissioner's 1980 Standard Ordinary Mortality Table and interest at the rate of 4%, except for unisex issues which are based on the 1980 CSO Table B and interest at the rate of 4%.

OWNERSHIP OF ASSETS - We have the exclusive and absolute control of our assets, including all assets in the Separate Account.

COMPLIANCE - We reserve the right to make any change to the provisions of this policy to comply with, or give you the benefit of, any federal or state statute, rule or regulation, including but not limited to requirements for life insurance contracts under the Internal Revenue Code or any state.

We will provide you with a copy of any such change, and will also file such a change with the insurance supervisory official of the state in which this policy is delivered. You have the right to refuse any such change.

PAYMENTS

VARIABLE ACCOUNTS - We will calculate Net Cash Surrender Value on surrender, Partial Withdrawals, and loan proceeds based on allocations made to the Variable Accounts, and unless transfers are restricted, transfers between Variable Accounts or from Variable Accounts to the Fixed Account based on allocations made to the Variable Accounts as of the end of the Valuation Date on or next following the day on which such instructions are received. We will calculate death benefit proceeds based on allocations made to the Variable Accounts as of the end of the Valuation Date on or next following the day on which the insured's death occurs. We will pay such amounts and will effect a transfer between Variable Accounts within seven days after we receive all the information needed to process a payment or transfer.

However, we may postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

The New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (SEC); or

An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable to determine the value of the Account assets; or

The SEC by order permits postponement for the protection of policy owners.

FIXED ACCOUNT - As to amounts allocated to the Fixed Account, we may defer payment of any Net Cash Surrender Value on surrender, Partial Withdrawals, or loan amounts or defer transfers from the Fixed Account for up to six months after we receive a request for it. We will allow interest, at a rate of at least 4% annually, on any Net Cash Surrender Value or withdrawal benefit derived from the Fixed Account that we defer for 30 days or more.

SEPARATE ACCOUNT PROVISIONS

SEPARATE ACCOUNT - We established the Separate Account and maintain it under the laws of California. The Separate Account is divided into subaccounts, called Variable Accounts. Realized and unrealized gains and losses from the assets of each Variable Account are credited or charged against it without regard to our other income, gains, or losses. Assets may be put in our Separate Account to support this policy and other variable life insurance policies. Assets may be put in our Separate Account for other purposes, but not to support contracts or policies other than variable life contracts of policies.

The assets of our Separate Account are our property. The portion of its assets equal to the reserves and other policy liabilities with respect to our Separate Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of a Variable

Account in excess of the reserves and other liabilities with respect to that account to another Variable Account or to our general account. All obligations arising under the policy are general corporate obligations of Pacific Mutual. We do not hold ourselves out to be trustees of the Separate Account assets.

VARIABLE ACCOUNTS - Each Variable Account may invest its assets in a separate class of shares of a designated investment company or companies. The Variable Accounts of our Separate Account that were available for your initial allocations, are shown on the Policy Specifications pages. The allocations that you initially choose are shown on the copy of the application attached to this Policy. From time to time we may make other Variable Accounts available to you. We will provide you with written notice of all material details including investment objectives and all charges.

We reserve the right, subject to compliance with the law then in effect, to:

- change or add designated investment companies;

- add, remove or combine Variable Accounts;

- add, delete or make substitutions for the securities that are held or purchased by the Separate Account or any Variable Account;

- register or deregister any Variable Account under the Investment Company Act of 1940;

- to change the classification of any Variable Account;

- operate any Variable Account as a managed investment company or as a unit investment trust;

- combine the assets of any Variable Account with other separate accounts or subaccounts thereof of PM or an affiliate thereof;

- transfer the assets of any Variable Account to other separate accounts or subaccounts thereof of PM or an affiliate thereof;

- run any Variable Account under the direction of a committee, board, or other group;

- restrict or eliminate any voting rights of policy owners with respect to any Variable Account, or other persons who have voting rights as to any Variable Account. Also, unless required by law or regulation, an investment policy may not be changed without our consent;

- change the allocations permitted under the policy;

- terminate and liquidate any Variable Account; and

- comply with law.

If any of these changes result in a material change in the underlying investments of a Variable Account of our Separate Account, we will notify you of such change.

We will not change the investment policy of the Separate Account without the approval of the Insurance Commissioner in the state of California and without following the filing and other procedures established by insurance regulators of the state of issue, with whom the approval process if on file.

INDEX

SUBJECT                                PAGE

Accumulated Value                          8
Administrative Charge                     10
Age                                        5
Assignment                                 5
Basis of Values                           13
Beneficiary                                5
Cash Surrender Value                      11
Change Provision                           8
Compliance                                13
Cost of Insurance Rates                   10
Definitions                                5
Face Amount                                3
General Provisions                        12
Grace Period and Lapse                     6
Income Benefits                           11
Incontestability                          12
Interest                                   9
Juvenile Insured                          12
Maturity                                  11
Misstatement                              13
Monthly Deduction                         10
Mortality and Expense Risk Charge         10
Other Deductions                          11
Owner                                   3, 5
Participating                             12
Payments                                  13
Policy Benefits                            7
Policy Date                                3
Policy Illustrations                      13
Policy Loans                              12
Policy Specifications                   3. 4
Premium Limitation                         6
Premium Load                              10
Premiums                                   5
Reinstatement                              6
Reports                                   13
Suicide Exclusion                         13
Surrender                                 11
Transfers                                  9
Variable Accounts                      9, 14
Withdrawals                               11